UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                                    Point.360
                       -----------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   730698 10 7
                        --------------------------------
                                 (CUSIP Number)

        Point.360, 7083 Hollywood Blvd., Suite 200, Hollywood, CA 90028,
                            Attention: Alan R. Steel
       ------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 2, 2002
                                 ---------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No.  730698 10 7
---------  -----------

1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           R. Luke Stefanko

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

           (a) |_|

           (b) |_|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)     00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) Or 2(e)              |_|

6.   CITIZENSHIP OR PLACE OF ORGANIZATION     United States

NUMBER OF SHARES              7.    Sole Voting Power      234,000
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH
                              8.    Shared Voting Power    0

                              9.    Sole Dispositive Power   234,000

                              10.   Shared Dispositive Power    0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   234,000

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)             |_|

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   2.5%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   IN


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


ITEM 1. SECURITY AND ISSUER

              The class of equity security to which this Statement relates is the common stock, no par value (the "Common Stock") of Point.360, a California corporation (the "Company" or the "Issuer"). The name and address of the principal executive offices of the Company are Point.360, 7083 Hollywood Boulevard, Suite 200, Hollywood, California 90028.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)   The person filing this Statement is R. Luke Stefanko.

   (b) The principal business address of Mr. Stefanko is 7083 Hollywood Boulevard, Hollywood, CA 90028.

   (c) Mr. Stefanko's principal occupation is a consultant to Point.360. The Company is principally engaged in servicing the post-production and broadcast distribution needs of entertainment studios, advertising agencies, corporations and independent producers. The Company's address is 7083 Hollywood Boulevard, Suite 200, Hollywood, CA 90028.

   (d)   Mr. Stefanko has not,  during the last five years,  been convicted in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

   (e) Mr. Stefanko was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

   (f)   Mr. Stefanko is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         From January 1, 2002 to October 2, 2002, 57,433 shares of common stock previously owned by Mr. Stefanko have been transferred to another stockholder pursuant to a Guaranty Agreement among Reporting Person, the other stockholder and Prudential Securities, Inc. The agreement provided for an initial transfer of 25,000 shares in January 2002 and subsequent monthly transfers of a number of shares constituting interest on the collateralized margin loan amount owed to Prudential by Reporting Person. Additionally, on October 2, 2002, Mr. Stefanko sold 1,436,179 shares to another stockholder for approximately $2,656,931, consisting of $100,000 in cash, the other stockholder's assumption of approximately $1,671,000 of liabilities, and approximately $886,931 to be paid in the future (see Item 6). As of the date of this Statement, Mr. Stefanko's ownership consists of options to purchase 234,000 shares within 60 days of the date of this Statement which were granted to Mr. Stefanko from 1997 to 1999.


ITEM 4. PURPOSE OF TRANSACTION.

         See Item 3 with respect to the purpose of the transaction, and Item 6 regarding the sale of 1,436,179 shares by Mr. Stefanko. Concurrent with the sale of the shares, Mr. Stefanko resigned as President and Chief Executive Officer and director of the Issuer and entered into a two-year consulting agreement with the Issuer. Other than as set forth above, Mr. Stefanko has no plans or proposals which relate to or would result in:


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


   (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

   (b)   An   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

   (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   (e) Any material change in the present capitalization or dividend policy of the Issuer;

   (f) Any other material change in the Issuer's business or corporate structure;

   (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

   (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

   (i)   Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

   (a) Mr. Stefanko is the beneficial owner of 234,000 shares of the Common Stock of the Issuer, constituting 2.5% of such class. Mr. Stefanko has the right to acquire such shares pursuant to options that are currently exercisable.

   (b) Mr. Stefanko has sole power to vote, direct the vote of, dispose of, and direct the disposition of the shares described in (a) above.

   (c) Reference is made to Forms 4 filed by Mr. Stefanko with the Securities and Exchange Commission itemizing the terms of stock sales by Mr. Stefanko within the last 60 days which represented transfers of shares pursuant to a Guaranty of Account agreement whereby Mr. Stefanko transferred shares to the guarantor of a margin account in consideration for interest on the guaranty. See Item 3.

   (d)   Not applicable.

   (e)   Not applicable.


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


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The margin loan agreement governing 1,436,179 shares of Common Stock owned by Mr. Stefanko has been described in Item 3.

         Nonqualified stock option agreements govern the terms and conditions of options to purchase 234,000 shares.

         Stock Purchase Agreement dated October 2, 2002 between Haig S. Bagerdjian and R. Luke Stefanko with respect to the sale of 1,436,179 owned shares. On October 2, 2002, Mr. Stefanko sold 1,436,179 of the Issuer's common stock to Mr. Bagerdjian. The purchaser paid approximately $2,656,931 in the form of $100,000 of cash, approximately $1,671,000 of assumed liabilities and approximately $886,931 to be paid in the future.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Stock Purchase Agreement dated October 2, 2002 between Haig S. Bagerdjian and R. Luke Stefanko with respect to the sale of 1,436,179 shares.





                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date: October 11, 2002




                                    /s/ R. Luke Stefanko
                                    --------------------
                                    R. Luke Stefanko




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